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As filed with the Securities and Exchange Commission on August 4, 2005

Registration No. 333-125117

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

K&F Industries Holdings, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3728 (Primary Standard Industrial Classification Code No.)	20-1844325 (I.R.S. Employer Identification No.)

50 Main Street
White Plains, NY 10606
(914) 448-2700
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

Kenneth M. Schwartz
President and Chief Executive Officer
c/o K&F Industries, Inc.
50 Main Street
White Plains, NY 10606
(914) 448-2700
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

With copies to:
Timothy J. Hart, Esq. Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, California 90062 (310) 552-8500	Kenneth B. Wallach, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 EXPLANATORY NOTE

        The purpose of this Amendment No. 3 to this Registrant Statement on Form S-1 is to file and add additional exhibits. Accordingly, this Amendment consists only of the facing page, this explanatory note and Part II of the Registration Statement. The prospectus, financial statements and valuation and qualifying accounts are unchanged and have been omitted.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the NYSE filing fee.

	Amount to be Paid
SEC registration fee	$43,856
NASD filing fee	37,760
NYSE filing fee	207,100
Printing and engraving expenses	480,000	*
Blue sky qualification fees and expenses	5,000	*
Accounting fees and expenses	175,000	*
Legal fees and expenses	1,765,000	*
Transfer agent and registrar fees	350
Miscellaneous expenses	5,934	*

Total	$2,720,000	*

*
Estimated

Item 14. Indemnification of Directors and Officers

        Section 102 of the Delaware General Corporation Law, or DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

        Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in the right of us—by reason of the fact that the person is or was a director, officer, agent or employee of us, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acting in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of us, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of us as well but only to the extent of defense expenses, including attorneys' fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to us, unless the court believes that in light of all the circumstances indemnification should apply.

        Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        Our certificate of incorporation provides that we shall indemnify our directors and executive officers to the fullest extent permitted by the DGCL or any other applicable law. In addition, we have entered into separate indemnification agreements with our directors and officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service, other than liabilities arising from willful misconduct of a culpable nature. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act. We also maintain director and officer liability insurance.

        The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including matters arising under the Securities Act.

        The registration rights agreement related to the 11 1/2% Senior PIK Notes due 2015 ("senior PIK notes") provides that the holders of the notes have agreed to indemnify us, our directors and officers, and any person who controls us from certain liabilities caused by any untrue statement of a material fact in or omission of a material fact from any registration statement filed in connection with the notes.

Item 15. Recent Sales of Unregistered Securities

        The following share numbers and dollar amounts do not give effect to the 133.0 for one stock split of our common stock that will occur prior to the consummation of this offering.

        On November 18, 2004, K&F issued $92.5 million of its senior preferred stock, $122.5 million of its junior preferred stock and $100.0 million of its common stock to certain affiliates of Aurora Capital Group and certain co-investors. The equity securities were offered to a limited number of accredited investors in reliance on Regulation D under the Securities Act and were not registered thereunder.

        On February 11, 2005, K&F, with Lehman Brothers Inc. as initial purchaser, issued $55.0 million in aggregate principal amount of senior PIK notes. K&F used the proceeds from the offering of the senior PIK notes, along with cash on hand, to redeem a portion of its senior preferred stock and pay the related fees and expenses of the offering. The senior PIK notes were offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States under Regulation S. The senior PIK notes were not registered under the Securities Act.

        On April 27, May 16 and May 19, 2005, K&F completed offerings of common stock par value $0.01 per share, and Junior/Series A Redeemable Exchangeable Preferred Stock, par value $0.01 per share, or "junior preferred stock," to a limited partnership, the limited partners of which are members of K&F management and other individuals. The April 27, May 16 and May 19 offerings included 170.8, 12.4 and 38.2 shares of junior preferred stock, respectively, and 1,394, 99 and 312 shares of common stock, respectively. The prices for all three offerings were $10,000 per share of junior preferred stock and $1,000 per share of common stock, which are the same prices that we sold these securities on November 18, 2004 in connection with the acquisition of K&F Industries by K&F. The April 27, May 16 and May 19 offerings raised proceeds of $1,708,000, $124,000 and $382,000, respectively, for the junior preferred stock, and proceeds of $1,394,000, $99,000 and $312,000, respectively, for the common stock. The equity securities were offered and sold by K&F to a limited partnership comprised of certain accredited and non-accredited co-investors in a transaction that did not involve a public offering in reliance on Section 4(2) of the Securities Act. The securities were not registered under the Securities Act. The limited partnership represented its intention to acquire the equity securities for investment only and not with a view to, or for sale in connection with, any distribution thereof and appropriate legends were affixed to the share certificates issued in this transaction. This sale and issuance was made without general solicitation or advertising and the limited partnership and each of its limited partners are sophisticated investors. Each of the limited partnership and its limited partners had adequate access, through their relationships with K&F, to information about K&F. There were no underwriters involved in these transactions.

        On May 6, 2005, K&F completed an offering of approximately $18.4 million in common stock and $22.5 million in junior preferred stock to certain limited partners of Aurora Equity Partners III L.P. ("AEP III") and other accredited co-investors. The offering included 2,250.8 shares of junior preferred stock at $10,000 per share and 18,377 shares of common stock at $1,000 per share, which are the same prices that we sold these securities on November 18, 2004 in connection with the acquisition of K&F Industries by K&F. The equity securities were offered to a limited number of accredited investors in reliance on Regulation D under the Securities Act and were not registered thereunder.

        On May 16, 2005 and May 19, 2005, K&F completed offerings of common stock and junior preferred stock to AEP III, Aurora Overseas Equity Partners III, L.P. ("AOEP III"), certain limited partners of AEP III and other accredited co-investors. The May 16 and May 19 offerings included 305.4 and 2,367.50 shares of junior preferred stock, respectively, and 2,492 and 19,325 shares of common stock, respectively. The prices for both offerings were $10,000 per share of junior preferred stock and $1,000 per share of common stock, which are the same prices that we sold these securities on November 18, 2004 in connection with the acquisition of K&F Industries by K&F. The May 16 and May 19 offerings raised proceeds of $3,054,000 and $23,675,000, respectively, for the junior preferred stock, and proceeds of $2,492,000 and $19,325,000, respectively, for the common stock. The equity securities were offered to AEP III, AOEP III, the limited partners of AEP III and the accredited co-investors in reliance on Regulation D under the Securities Act The securities were not registered under the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit Number		Description of Exhibit
1.1	**	Form of Underwriting Agreement
2.1		Stock Purchase Agreement dated as of October 15, 2004, entered into by and among the Registrant (formerly AAKF Acquisition, Inc.), K&F Industries, Inc. and the stockholders of K&F Industries, Inc.(1)
3.1		Amended and Restated Certificate of Incorporation of the Registrant(7)
3.2		Amended and Restated Bylaws of the Registrant(7)
3.3	*	Certificate of Amendment to Amended and Restated Certificate of Incorporation.
3.4†		Form of Second Amended and Restated Certificate of Incorporation
3.5†		Form of Second Amended and Restated Bylaws
4.1
Indenture dated as of October 15, 1997 for the 9 1/4% Senior Subordinated Notes between K&F Industries, Inc. and U.S. Bank National Association (successor to State Street Bank and Trust Company), as Trustee(2)
4.2
Supplemental Indenture dated as of November 8, 2004 for the 9 1/4% Senior Subordinated Notes between K&F Industries, Inc. and U.S. Bank National Association (as successor to State Street Bank and Trust Company), as Trustee(3)
4.3
Indenture dated as of December 20, 2002 for the 9 5/8% Senior Subordinated Notes between K&F Industries, Inc. and U.S. Bank National Association (successor to State Street Bank and Trust Company), as Trustee(4)
4.4
Supplemental Indenture dated as of November 8, 2004 for the 9 5/8% Senior Subordinated Notes between K&F Industries, Inc. and U.S. Bank National Association (as successor to State Street Bank and Trust Company), as Trustee(3)
4.5		Indenture dated as of November 18, 2004 between K&F Acquisition, Inc., and U.S. Bank National Association, as Trustee(1)
4.6		First Supplemental Indenture dated as of November 18, 2004 between K&F Industries, Inc. and U.S. Bank National Association, as Trustee(3)
4.7
Second Supplemental Indenture dated as of November 18, 2004 among Aircraft Braking Systems Corporation, Engineered Fabrics Corporation, Aircraft Braking Services, Inc. and U.S. Bank National Association, as Trustee(3)
4.8		Indenture dated as of February 11, 2005 between the Registrant and U.S. Bank National Association, as Trustee(7)
4.9†		Specimen of Common Stock Certificate
5.1†		Opinion of Gibson Dunn & Crutcher LLP
10.1		Employment Agreement dated as of November 15, 2004 between K&F Industries, Inc. and Bernard L. Schwartz(3)

10.2	Employment Agreement dated as of November 15, 2004 between the K&F Industries, Inc. and Kenneth Schwartz(3)
10.3	Employment Agreement dated as of November 9, 2004 between the K&F Industries, Inc. and Dirkson R. Charles(3)
10.4	Employment Agreement dated as of November 18, 2004 between the K&F Industries, Inc. and Ronald Kisner(3)
10.5	Employment Agreement dated as of November 18, 2004 between the K&F Industries, Inc. and Frank P. Crampton(3)
10.6	Management Services Agreement dated as of November 18, 2004 by and among the Registrant, K&F Industries, Inc. and Aurora Management Partners LLC(3)
10.7	Airplane Use and Reimbursement Agreement dated as of November 18, 2004 by and between the K&F Industries, Inc. and Bernard L. Schwartz(3)
10.8
Credit Agreement, dated as of November 18, 2004, among K&F Intermediate Holdco, Inc., a Delaware corporation, K&F Acquisition, Inc., a Delaware corporation as Borrower, the several banks and other financial institutions or entities from time to time parties to this Agreement as the Lenders, Lehman Brothers Inc. and J.P. Morgan Securities Inc., as Advisors, J.P. Morgan Securities Inc., as Syndication Agent, Goldman Sachs Credit Partners L.P. and Citigroup Global Markets Inc., as Co-Documentation Agents and Lehman Commercial Paper Inc., as Administrative Agent(1)
10.9	K&F Industries, Inc. Retirement Plan for Salaried Employees(5)
10.10	K&F Industries, Inc. Savings Plan for Salaried Employees(5)
10.11	K&F Industries, Inc. Executive Deferred Bonus Plan(4)
10.12	Intentionally omitted
10.13
Registration Rights Agreement, dated as of November 18, 2004 by and among K&F Acquisition, Inc., Lehman Brothers Inc., Goldman, Sachs & Co., Citigroup Global Markets Inc., and J.P. Morgan Securities Inc.(1)
10.14	K&F Industries, Inc. Supplemental Executive Retirement Plan, as amended(4)
10.15	Registrant's 2004 Stock Incentive Plan(6)
10.16	Form of Management Non-Qualified Option Agreement pursuant to the Registrant's 2004 Stock Incentive Plan(6)
10.17	Form of Management Incentive Option Agreement pursuant to the Registrant's 2004 Stock Incentive Plan(6)
10.18	Form of Non-Qualified Aurora Advisor Option Agreement pursuant to the Registrant's 2004 Stock Incentive Plan(6)
10.19	Form of Non-Qualified Director Option Agreement pursuant to the Registrant's 2004 Stock Incentive Plan(6)
10.20	Consulting Agreement dated as of February 14, 2005 by and between Bernard L. Schwartz and K&F Industries, Inc.(6)
10.21	Securityholders Agreement, dated as of November 18, 2004 among the Registrant and certain of its Stockholders, Optionholders and Warrantholders(7)

10.22		Amendment No. 1, dated as of December 27, 2004, to Securityholders Agreement among the Registrant and certain of its Stockholders, Optionholders and Warrantholders(7)
10.23		Registration Rights Agreement, dated as of February 11, 2005 by and between the Registrant and Lehman Brothers Inc.(7)
10.24		Noncompetition Agreement, dated as of November 18, 2004 by and among AAKF Acquisition, Inc. (as predecessor-in-interest to the Registrant), K&F Industries, Inc. and Bernard L. Schwartz(7)
10.25	*	Amendment No. 2, dated as of April 27, 2005, to Securityholders Agreement among the Registrant and certain of its Stockholders, Optionholders and Warrantholders
10.26	*	Form of Director and Officer Indemnification Agreements
21.1	*	Subsidiaries of the Registrant
23.1	*	Consent of Independent Registered Public Accounting Firm
23.2	†	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)
24.1	*	Powers of Attorney (included as part of the signature pages to this registration statement)

*
Previously filed

**
To be filed by amendment

†
Filed herewith

(1)
Previously filed as an exhibit to the K&F Industries, Inc.'s Current Report on Form 8-K dated November 23, 2004 and incorporated herein by reference.

(2)
Previously filed as an exhibit to the K&F Industries, Inc.'s Registration Statement on Form S-4, No. 333-40977 and incorporated herein by reference.

(3)
Previously filed as an exhibit to the K&F Industries, Inc.'s Registration Statement on Form S-4, No. 333-122672 and incorporated herein by reference.

(4)
Previously filed as an exhibit to the K&F Industries, Inc.'s Registration Statement on Form S-4, No. 333-102658 and incorporated herein by reference.

(5)
Previously filed as an exhibit to the K&F Industries, Inc.'s Registration Statement on Form S-1, No. 33-47028 and incorporated herein by reference.

(6)
Previously filed as an exhibit to Amendment No. 1 to K&F Industries, Inc.'s Registration Statement on Form S-4, No. 333-122672 and incorporated herein by reference.

(7)
Previously filed as an exhibit to the Registrant's Registration Statement on Form S-4, No. 333-124870 and incorporated herein by reference.

(b)
Financial Statements and Schedules.

        Schedule I—Condensed Financial Information.

  (c)
  Reports, Opinions or Appraisals.

        None.

Item 17.    Undertakings

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        The undersigned Registrant hereby undertakes that, insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the DGCL, the Certificate of Incorporation and By-laws, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

K&F INDUSTRIES HOLDINGS, INC.

SUMMARY CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(Not Including its Consolidated Subsidiaries)

BALANCE SHEET

December 31, 2004
ASSETS
Current Assets:
Cash and cash equivalents	$5,373,000
Other current assets	14,682,000
Income taxes receivable	626,000

Total current assets	20,681,000

Investment in Subsidiaries	309,790,000

Total Assets	$330,471,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Note payable	14,773,000
Other current liabilities	163,000

Total current liabilities	14,936,000

Senior preferred stock subject to mandatory redemption	94,196,000
Stockholders' Equity:
Preferred stock, $.01 par value—authorized, 90,750 shares; issued and outstanding, 12,250 shares	—
Common stock, $.01 par value—authorized, 1,000,000 shares; issued and outstanding, 100,000 shares	1,000
Additional paid-in capital	223,996,000
Retained deficit	(2,658,000)

Total stockholders' equity	221,339,000

Total Liabilities and Stockholders' Equity	$330,471,000

STATEMENT OF OPERATIONS

November 18, 2004 Through December 31, 2004
Interest expense	$1,787,000

Loss before income taxes	(1,787,000)
Income tax benefit	626,000

Net loss	$(1,161,000)
Preferred stock dividends	(1,497,000)

Net loss available to common stockholders	$(2,658,000)

STATEMENT OF CASH FLOWS

November 18, 2004 Through December 31, 2004
Cash Flows From Operating Activities:
Net loss	$(1,161,000)
Non-cash interest expense—15% senior redeemable preferred stock	1,696,000
Changes in assets and liabilities:
Other current assets	(15,308,000)
Note payable	14,773,000
Other current liabilities	163,000

Net cash provided by operating activities	163,000

Cash Flows From Investing Activities:
Investment in subsidiaries	(309,790,000)

Net cash used in investing activities	(309,790,000)

Cash Flows From Financing Activities:
Equity contributions	315,000,000

Net cash provided in financing activities	315,000,000

Net increase in cash and cash equivalents	5,373,000
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$5,373,000

See notes to Condensed Financial Information of Registrant

S-1

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

K&F INDUSTRIES HOLDINGS, INC.

NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT

1.
Introduction and Basis of Presentation

        Basis of Financial Information

        The accompanying condensed financial statements (the "Parent Company Financial Statements") are for K&F Industries Holdings, Inc. (not including its consolidated subsidiaries, the "Company").

        The Parent Company Financial Statements, including the notes thereto, should be read in conjunction with our consolidated financial statements and the notes thereto which are included in this Form S-1.

2.
Restrictions on Cash Dividends from Subsidiaries

        The Company's subsidiaries are restricted under certain debt covenants from paying dividends to the Company and otherwise transferring assets to the Company, except for administrative, legal and accounting services.

S-2

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on August 4, 2005.

K&F INDUSTRIES HOLDINGS, INC.
By:	/s/ KENNETH M. SCHWARTZ Kenneth M. Schwartz, Chief Executive Officer, President and Director

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated below and on the dates indicated.

Signature	Title	Date

/s/ KENNETH M. SCHWARTZ Kenneth M. Schwartz	Chief Executive Officer, President and Director (Principal Executive Officer)	August 4, 2005
/s/ DIRKSON R. CHARLES Dirkson R. Charles	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 4, 2005
* John T. Mapes	Director	August 4, 2005
* Gerald L. Parsky	Director	August 4, 2005
* Lawrence A. Bossidy	Director	August 4, 2005
* Dale F. Frey	Director	August 4, 2005
* Thomas A. Johnson	Director	August 4, 2005
*By:	/s/ KENNETH M. SCHWARTZ Kenneth M. Schwartz Attorney-in-Fact

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EXPLANATORY NOTE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT K&F INDUSTRIES HOLDINGS, INC. SUMMARY CONDENSED FINANCIAL INFORMATION OF REGISTRANT (Not Including its Consolidated Subsidiaries)
BALANCE SHEET
STATEMENT OF OPERATIONS
STATEMENT OF CASH FLOWS
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT K&F INDUSTRIES HOLDINGS, INC. NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT
SIGNATURES